Exhibit 1.A(3)(c)

Asset Portfolio Manager

Standard Dealer Concession:

Expressed as a Percent of Premium

Year	Up to Target	Above Target	Marketing Allowance (Percent of Commission)
1	65%	3%	12%
2-5	13%	3%	12%
6-10	3%	3%	12%
11+	2%	2%	n/a

Modified Dealer Concession:

Expressed as a Percent of Premium

Year	Up to Target	Above Target	Marketing Allowance (Percent of Commission)
1	95%	n/a	12%
2-10	3%	3%	12%
11+	2%	2%	n/a

Asset Trail:

Expressed as a Percent of Net Account Value

Year	Annualized Asset Trail
1	n/a
2-20	0.15%*
21+	0.10%**

* Paid on net account value on a monthly basis at a rate of 0.0125%.
** Paid on net account value on a monthly basis at a rate of 0.00833%.